SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

 Management’s Proposal for the Annual Shareholders Meeting to be held on April 02, 2013

Pursuant to Item III and items I and II, Paragraph 1 of Article 9, to Article 10 and to items I and II of Article 12 of CVM Instruction 481 dated December 17, (“CVMI 481”), the Management of the Company hereby presents items 10, 12.6 to 12.10 and 13 of the Reference Form (Appendix 24 of CVM Instruction 480 dated December 7, 2009) of Braskem S.A. and the Proposal for Management Compensation.

The Management Report, Financial Statements, Report of the Independent Auditors, Report of the Fiscal Council and Declaration by the Officers regarding the Report of the Independent Auditor on the Financial Statements (parent company and consolidated), as well as the Annual Financial Statements (DFP) (parent company and consolidated) were lodged at the CVM on February 7, 2013 and are available for consultation on the Investor Relations website of the Company (www.brakem.com.br/ir).

To go directly to the documents cited above, click here.

Officers’ comments on financial matters of the Company

(required by article 9, III of ICVM No. 481 – items 10 of the Reference Form)

10.1 Officer’s comments on the financial matters of the Company

(a) Comments on the general financial and equity conditions of the Company

The officers of the Company believe that the financial condition and assets of the Company are compatible with its operating segment and sufficient for implementing its plan for growth and sustainable development and meeting all of its obligations as it works proactively to identify better opportunities, create shareholder value and increase the competitiveness of the petrochemical and plastics production chain.

The Company has been consistently expanding its business by increasing its production capacity and consequently its cash generation.

The Company holds net exposure to the U.S. dollar (i.e., more liabilities than assets pegged to this currency). Nevertheless, the officers of the Company believe that such exposure is adequate for the following reasons:

(i)   the effect of exchange rate variation has no direct impact on the Company's cash in the short term, since this value represents the effect of exchange rate variation on the Company's debt in particular and will be disbursed when the debt reaches maturity; and

(ii)  the Company's cash generation is highly dollarized, so although the exchange rate may have a negative accounting effect in the short term, there is a net positive impact on the Company's cash flow in the medium term.

The Company has adopted procedures for managing its market risk and credit in accordance with its Financial Management and Risk Management policies in order to protect its cash flow and reduce volatility in the financing of its working capital and investment programs.

(b) Comments on the capital structure and possibility of redemption of shares or interests

In the following table, the officers show the evolution in the Company's capital structure over the last three fiscal years:

	2012	2011	2010
Capital Markets	53%	40%	38%
Brazilian Government Agents	20%	23%	26%
Foreign Government Agents	0%	0%	1%
Structured Transactions	13%	18%	22%
Acquisition of Investments	0%	0%	3%
Working Capital	14%	19%	10%

The Company seeks to diversify its funding sources by obtaining funds in the capital market and through government agents, working capital and other structured operations. Between 2012 and 2011, the Company recorded an increase in its exposure to the capital markets, which now represent 53% of the Company's total exposure (40% in 2011). Compared to 2010, this financing source increased by 7 p.p. This growth is in line with the Company's strategy to strengthen its relationships with capital markets, taking advantage of the opportunity cost of these lines, while also maintaining bank credit lines available for working capital operations.

A large part of our debt is denominated in U.S. dollar, and at the close of 2012 this percentage stood at 68%, compared to 63% at the end of 2011 and 2010. Therefore, the Company's total debt, expressed in Brazilian real, can vary from one year to another due to variations in exchange rates.

Net debt at the end of 2012 was R$14.0 billion, representing a 17% increase from R$12.0 billion in 2011, and a 22% increase from our nominal net debt in 2010 (R$9.8 billion). The increase in 2012 was mainly driven by the following factors: (i) increased investments in the first half of the year with the conclusion of the PVC and butadiene projects; (iii) additional funds raised through the bridge loan for the integrated project in Mexico; in the amount of US$317 million; (iv) the 9% appreciation in the U.S. dollar against the Brazilian real, which increased the amount of foreign-denominated debt when expressed in Brazilian real.

Expressed in U.S. dollar, the Company's net debt stood at US$6.8 billion on December 31, 2012, increasing 6% from US$6.4 billion on December 31, 2011, and increasing 8% from the nominal debt at the end of 2009 (US$5.9 billion).

On August 26, 2011, the Board of Directors of Braskem approved a new stock buyback program to commence on August 29, 2011 and terminate on August 28, 2012, through which up to 12,162,504 preferred class “A” common shares could be acquired at market price, including by financial institutions contracted for this purpose. Upon termination of the program, Braskem would acquire from the financial institutions, at market price, the shares they acquired. The deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, a total of 2,595,300 shares were repurchased for R$33,204 thousand. The average purchase price of the shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were acquired by Braskem in August 2012, upon the expiration of the program. In this operation, Braskem received R$1,575 thousand related to swaps connected to the repurchase, net of withholding income tax of R$698 thousand.

The shares repurchased were cancelled in December 2012.

(c) Comments on the capacity to pay the financial commitments undertaken

The officers believe that the Company's levels of liquidity and financial leverage are adequate to enable it to meet its present and future obligations and to take advantage of business opportunities as they arise.

However, the Company's payment capacity could be affected by various risk factors, as indicated in Item 4 of the Reference Form.

In summary, the Company's main cash requirements include: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in the operations, maintenance and expansion of its industrial facilities, (iv) funds needed to acquire equity interests in other petrochemical companies, and (v) payment of stock dividends and/or interest on equity.

To meet these cash requirements, the Company has traditionally relied on cash flow from its operating activities, on short-and long-term loans and on the sale of debt securities in the local and international capital markets.

The opinion of the officers is supported by the primary risk-rating agencies, which since 2007 have assigned good ratings to the Company relative to peers. However, in 2011, the Company was assigned credit ratings classified as investment grade.

The following table shows the ratings assigned to the Company by the main agencies:

	2012	2011	2010
Fitch	BBB- Negative	BBB- Stable	BB+ Stable
Standard & Poor’s	BBB- Stable	BBB- Stable	BB+ Stable
Moody’s	Baa3 Negative	Baa3 Stable	Ba1 Stable

In 2011, Braskem was assigned investment grade ratings by the three major global credit risk rating agencies.

At the end of October 2012, Fitch Ratings affirmed its global rating of “BBB-” for Braskem and changed the outlook to negative. The change in outlook was mainly due to the lower operating cash flow in 2012, due to deterioration in petrochemical spreads, which increased the Company's relative leverage. However, the maintenance of an investment grade rating reflected Braskem’s leadership in the domestic market, the management of its financial profile and the strong support from its main shareholders.

In early November, Standard & Poor’s affirmed its “BBB-” rating and “stable” outlook for Braskem. Despite the weaker operating cash flow in the first half of the year, the agency remained confident that Braskem will maintain its leadership in the domestic petrochemical market due to its competitive advantages, diversified feedstock matrix, operating efficiency and strong shareholder base that ensures the stability needed to enable the Company to support any economic downturn.

Lastly, Moody’s released a report in late November that affirmed Braskem’s rating of “Baa3” and changed the outlook to negative. The change in outlook was due to the Company’s weaker operating performance caused by the deterioration in the fundamentals of the global petrochemical industry. However, Moody’s highlighted the Company’s capacity to improve its profitability and reduce its debt level over the medium term through its permanent commitment to growth and financial health.

Note also that the Company limits its exposure to credit risk by selling its products to a broad customer base in the domestic and international markets and by regularly conducting credit analyses of its customers. In both markets, the Company uses credit scoring and when necessary requests personal/corporate guarantees. In the international market, the Company uses trade credit insurance companies, sales guaranteed by letters of credit and other forms of guarantees. Lastly, it should also be noted that the Company records a provision for doubtful accounts, which historically has proven sufficient to cover losses on uncollectible receivables.

(d) Comments on sources of funding used for working capital and investments in non-current assets

The Company’s financing needs are met through the use of traditional funding instruments, especially for financing operations contracted through various Brazilian and international institutions. The Company also has an excellent relationship with the capital markets, having carried out issuances in both the Brazilian and international markets. The Company’s diverse funding sources include bonds, medium-term notes, perpetual bonds, debentures, receivables-backed investment funds (FIDCs), advances on exchange contracts, export pre-payments, letters of credit and export credit notes. The good relationship that the Company has maintained with certain financial institutions and its transparency and due diligence with regard to the capital markets have assured it prices and terms that are compatible with its operations and even advantageous relative to the market in certain cases.

(e) Comments on sources of funding for working capital and investments in non-current assets to be used to cover liquidity shortfalls

The officers believe they can overcome any deficiencies in the Company's liquidity through a combination of: (i) funds generated by the Company's general operations; (ii) funds generated by financing, including new financing operations and the refinancing of existing debt; and (iii) funds generated by shortening the cash conversion cycle and the resulting reduction in working capital requirements.

To ensure the financial health of the Company and avoid liquidity shortfalls in the short term, the Company maintains a minimum cash level sufficient to meet its short-term obligations, in addition to having three standby credit lines, two of US$600 million and a new one of R$450 million, which are not subject to Material Adverse Change (MAC) clauses. The institutions participating in this operation are prime banks with low default rates (credit default swap) and high ratings. Moreover, many financial institutions, including the Brazilian Development Bank (BNDES), have committed to provide financing to the Company in the future, provided that certain conditions precedent regarding disbursements are fulfilled, which the officers believe can be met by the Company.

(f) Comments on indebtedness levels and the characteristics of such liabilities

 The table below shows the evolution in the Company's financial leverage over the past three fiscal years as measured by the "Net Debt/EBITDA" ratio:

	2012		2011		2010
	(R$)	(US$)	(R$)	(US$)	(R$)	(US$)
Net Debt	14.0 bl	6.8 bl	12.0 bl	6.4 bl	9.8 bl	5.9 bl
EBITDA	4.0 bl	2.0 bl	3.7 bl	2.2 bl	3.8 bl	2.2 bl
Net Debt / EBITDA	3.5 x	3.4 x	3.2 x	2.8 x	2.6 x	2.7 x

The Company's financial leverage, as measured by the "Net Debt/EBITDA" ratio, increased between 2011 and 2012. The Net Debt/EBITDA ratio measured in U.S. dollar increased from 2.8x at the end of 2011 to 3.4x at the end of 2012, affected by the lower operating income in the year. In Brazilian real, the leverage ratio stood at 3.5x, increasing 10%, heavily influenced by the stronger U.S. dollar in the period. The officers believe the Company's debt profile can be summarized by the following table:

	2012	2011	2010
Short-term debt	R$ 1,836 million	R$ 1,392 million	R$ 1,724 million
Long-term debt	R$ 15,676 million	R$ 13,772 million	R$ 11,004 million
Debt in Brazilian real	32%	37%	37%
Debt subject to currency variation of USD	68%	63%	63%
Debt subject to currency variation of other currencies	0%	0%	1%
Unsecured debt	80%	77%	77%
Debt covered by guarantee	20%	23%	23%
Main types of guarantees	Mortgage, machinery and equipment pledges, bank guarantee and insurance policy

It is also important to note that much of our domestic financing was contracted through development agencies, which offer better conditions than the private market.

The Company's funding strategy has been to continue lengthening the average term of its debt, including by amortizing short-term debt through long-term loans, with a priority on issuances of long-term debt securities in the capital markets to increase liquidity levels and improve its strategic, financial and operating flexibility. The financing strategy for the coming years includes maintaining adequate liquidity and a debt maturity profile that is compatible with the expected cash flows. Moreover, the officers believe that capital expenditures will not negatively affect the quality of the Company's debt indicators or its disciplined approach to capital allocation.

In the following section the Company's officers describe (i) the loan and financing agreements they classify as relevant, (ii) other long-term relationships with financial institutions, (iii) the degree of debt subordination and (iv) any restrictions imposed on the issuer.

(i) relevant borrowing agreements

The officers emphasize that, due to the merger of entities by the Company, significant borrowings are included in this item that associated with contracts signed by these predecessors, including, among others, OPP Química S.A. (and its antecessor OPP Petroquímica S.A.), Trikem S.A. (“Trikem”), Companhia Petroquímica do Sul (“Copesul”), IQ Soluções & Química S.A. (currently Ipiranga Química S.A. – “Quantiq”), Ipiranga Petroquímica S.A. (“Ipiranga Petroquímica”) and Petroquímica Paulínia S.A.

Fixed-rate Notes

In January 2004, the Company issued and sold Notes at 11.75% with aggregate principal of US$250.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2014.

In July 1997, Trikem issued and sold US$250.0 million in Notes due in 2007 paying interest of 10.625% p.a. The Company assumed Trikem’s obligations related to these instruments as a result of the merger of Trikem by the Company in January 2004. In July 2005, the Company repurchased these notes and reformulated their terms, with the Notes paying interest of 9.375% semiannually in in June and December of each year, and maturity in June 2015. In August 2005, the Company swapped US$150.0 million of the total value of the principal of these Notes for US$150.0 million of the total value of the principal of the notes Issued by one of our subsidiaries in June 2005 and guaranteed by the Company.

In September 2006, the Company issued and sold Notes at 8.00% p.a. with aggregate principal of US$275.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2017.

In June 2008, the Company issued and sold Notes at 7.250% p.a. with aggregate principal of US$500.0 million. The Notes pay interest semiannually in June and December of each year and mature in June 2018.

In May 2010, the Company issued and sold Notes at 7.00% p.a. with aggregate principal of US$400.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2020. This operation was reopened in July 2010 with the amount of US$350.0 million. The principal outstanding related to this operation is US$750.0 million.

In April 2011, the Company issued and sold Notes paying interest of 5.75% p.a. in the aggregate amount of US$750.0 million. The Notes pay interest semiannually in April and October of each year and mature in April 2021. This operation was reopened in January 2012 with the amount of US$250.0 million. The principal outstanding related to this operation is US$1.0 billion.

In July 2011, the Company issued and sold Notes paying interest of 7.125% p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in April 2041. This operation was reopened in July 2012 with the amount of US$250.0 million. The principal outstanding related to this operation is US$750.0 million.

In May 2012, the Company issued and sold Notes paying interest of 5.375 % p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in April 2022.

Perpetual Bonds

In October 2010, the Company issued and sold perpetual bonds with aggregate principal of US$450.0 million and interest of 7.375% p.a. The interest on these bonds is paid quarterly in January, April, July and October of each year. The Company may, at its discretion, redeem these bonds, in full or in part, for 100% of the principal plus accrued interest and additional amounts, if any, on any interest payment date as of October 2015.

Bank Credit Facilities

Between September and December 2011, the Company contracted, from Brazilian and international financial institutions, five offshore credit agreements in the individual amounts of US$50.0 million. The amounts are subject to interest of LIBOR plus 1.70% to 2.25% p.a. paid semiannually based on the prior period. The principal is due on the maturity date of between March 2015 and December 2016. As of December 31, 2012, the principal outstanding related to these agreements was R$250.0 million.

Between February and November 2012, the Company contracted, from international financial institutions, seven offshore credit agreements in the total amounts of US$196 million. The amounts are subject to interest of LIBOR plus 1% p.a. paid monthly based on the prior period. The principal is due on the maturity date in June 2016. As of December 31, 2012, the principal outstanding related to these agreements was R$196.0 million.

Export Prepayment Agreements

In May 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$150.0 million, with interest of LIBOR + 2.40% p.a., to be paid in semiannual installments as of November 2011 based on the prior period. The principal will be paid upon maturity in May 2015. As of December 31, 2012, the principal outstanding related to this contract was US$150.0 million.

In December 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$100.0 million, with interest of LIBOR + 2.47% p.a., to be paid in semiannual installments as of June 2011 based on the prior period. The principal will be paid in five semiannual installments as of December 2015. As of December 31, 2012, the principal outstanding related to this contract was US$100.0 million.

Export Credit Note Facilities

In November 2006, the Company was extended by a financial institution a US$78.0 million line of export credit notes, with interest of 8.1% p.a., to be paid semiannually as of May 2007 based on the prior period. The principal will be paid upon maturity in May 2018. As of December 31, 2012, the principal outstanding related to this contract was US$78.0 million.

In April 2007, the Company was extended by a financial institution a US$50.0 million line of export credit notes, with interest of 7.87% p.a., to be paid semiannually as of October 2007 based on the prior period. The principal will be paid upon maturity in March 2018. As of December 31, 2012, the principal outstanding related to this contract was US$50.0 million.

In May 2007, the Company was extended by a financial institution a US$75.0 million line of export credit notes, with interest of 7.85% p.a., to be paid semiannually as of November 2007 based on the prior period. The principal will be paid upon maturity in May 2019. As of December 31, 2012, the principal outstanding related to this contract was US$75.0 million.

In January 2008, the Company was extended by a financial institution a US$150.0 million line of export credit notes, with interest of 7.3% p.a., to be paid semiannually based on the prior period. The principal will be paid upon maturity in February 2020. As of December 31, 2012, the principal outstanding related to this contract was US$150.0 million.

In June 2010, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$250.0 million, with interest of 12.13% p.a., to be paid upon the maturity. The principal will be paid upon maturity in June 2014. As of December 31, 2012, the principal outstanding related to this contract was R$256.6 million.

In February 2011, the Company was extended by a financial institution an export credit note facility in the amount of R$250.0 million, with interest corresponding to 99.0% of the CDI overnight rate per annum, to be paid upon maturity. The principal will be paid in 2 installments of R$50 million in February 2013 and of R$200 million upon maturity in February 2014. As of December 31, 2012, the principal outstanding related to this contract was R$237.9 million. In June 2011, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$80.0 million, with interest corresponding to 98.5% of the CDI rate per annum, to be paid upon maturity. The principal will be paid upon maturity in June 2014. As of December 31, 2012, the principal outstanding related to this contract was R$91.5 million.

In April 2011, the Company was extended by a financial institution an export credit note facility in the amount of R$450.0 million, with interest corresponding to 112.5% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in April 2019. As of December 31, 2012, the principal outstanding related to this contract was R$456.1 million.

In August 2011, the Company was extended by a financial institution an export credit note facility in the amount of R$400.0 million, with interest corresponding to 112.5% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in August 2019. As of December 31, 2012, the principal outstanding related to this contract was R$402.2 million.

In January 2012, the Company was extended by a financial institution an export credit note facility in the amount of R$200 million, with interest corresponding to 103% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in December 2013. As of December 31, 2012, the principal outstanding related to this contract was R$217.2 million.

In June 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$100.0 million, with interest corresponding to 103.0% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in June 2014. As of December 31, 2012, the principal outstanding related to this contract was R$103.8 million.

In September 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$300.0 million, with interest corresponding to 103% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in September 2015. As of December 31, 2012, the principal outstanding related to this contract was R$305.6 million.

In October 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$85.0 million, with interest corresponding to 98.5% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in September 2014. As of December 31, 2012, the principal outstanding related to this contract was R$86.4 million.

In November 2012, the Company was extended by a financial institution an export credit note facility in the amount of R$100.0 million, with interest corresponding to 106% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in January 2013. As of December 31, 2012, the principal outstanding related to this contract was R$100.6 million.

Credit Facilities with the BNDES

In August 2007, Petroquímica União - QQ entered into a financing agreement with the Brazilian Development Bank (BNDES) in the amount of R$205.2 million, divided into three credit lines. The funds were used to supplement the financial resources for the project to expand capacity at the ethylene plant located in Santo André from 467 kton/year to 700 kton/year. The credit lines are secured by one of the plants of Quattor Quimica located between the cities of Mauá and Santo André. The first line of R$20.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.36% p.a., while the remaining lines are remunerated by the Long Term Interest Rate (TJLP) plus between 2.8% and 3.3% p.a. The interest was paid quarterly from August 2007 to October 2009 and on a monthly basis thereafter, with the principal amortized monthly in 78 installments. As of December 31, 2012, the principal outstanding related to this contract was R$104.1 million.

In May 2009, the Company contracted a credit line from the BNDES in the amount of R$555.6 million. Of this amount, R$52.2 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.14% p.a., while the remainder is remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 4.78% p.a. The total term of this operation is 8 years, with a two-year grace period and the last payment due in July 2017. This line with be used to install the Ethylene-Ethanol Unit at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, which is related to the Green Polyethylene Project described in item 10.10(a) of this Form, in the subitem “Ongoing investments”. As of December 31, 2012, the principal outstanding related to this agreement was R$451.5 million.

In December 2009, the Company contracted a credit line from the BNDES in the amount of R$500 million. The funds will be used to finance the Company’s industrial projects as well as others projects related to health, safety and the environment. Of the amount, R$80.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.14% p.a., R$97.4 million at 4.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 2.58% p.a. The term of the operation is 6.5 years, with a grace period of 18 months and the last payment due in January 2017. As of December 31, 2012, the principal outstanding related to this agreement was R$426.2 million.

In November 2011, the Company drew down, from the credit line contracted in June 2007, R$175.6 million for use in the construction of a new butadiene plant. The first tranche of the contract is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.01% p.a. and the remaining tranches are remunerated by the Long-Term Interest Rate (TJLP) plus 0% to 3.45% p.a. The total term of the contract is 9 years, with a grace period of 1.5 years and the last installment due in January 2021. As of December 2012, the principal outstanding related to this contract was R$138.2 million.

In December 2011, the Company drew down, from the credit line contracted in November 2011, R$353.4 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2011. Of the total amount of the contract, R$53.6 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.01% p.a. and the remainder is remunerated by the Long-Term Interest Rate (TJLP) plus 2.05% to 3.45% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in January 2018. As of December 2012, the principal outstanding related to this contract was R$327.2 million.

In August 2012, the Company drew down, from the credit line contracted in November 2011, R$680 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2012. Of the amount, R$92.7 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 5.98% p.a., R$112.7 million by 5.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 0% to 3.42% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in October 2018. As of December 2012, the principal outstanding related to this contract was R$396.5 million.

In September 2012, the Company prepaid three financing contracts with the BNDES in the aggregate amount of R$400 million. Of these, one was a contract entered into in December 2006 with principal of R$566.2 million that was used to finance the construction of a new polypropylene plant in Paulínia, São Paulo, while the other two contracts were entered into in October 2006 between the BNDES and the then Petroquímica União - QQ in the amounts of R$295 million and R$50.2 million.

Credit facilities with FINEP

In August 2010, the Company was extended a credit line under the Inova Brasil program of FINEP, which is the research and project finance mechanism of the Ministry of Science and Technology. The funds were used to finance Braskem’s technology program between 2008 and 2010, which included various research projects involving products based on plastic resins. The value of the contract is R$111.1 million, with R$100.0 million in financing made available through FINEP and the Company providing R$11.1 million in matching funds. The line has a cost of 4.5% p.a., term of 8.3 years (100 months) and grace period of 1.6 years (20 months), with the last payment of principal due in January 2019. This line is secured by a bank guarantee. As of December 2012, the principal outstanding related to this contract was R$71.9 million.

Credit Facilities with BNB

In December 2010, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$200 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans extended under the contract are secured by a mortgage on the PVC plant located at the Chlor-Chemical Complex in Marechal Deodoro. The loans are remunerated by interest corresponding to 8.50% of the CDI rate per annum, to be paid quarterly based on the prior period up to December 2013, and thereafter on a monthly basis based on the prior period up to December 2022.

Other Credit Facilities

In December 2012, the Company contracted a credit line from Nippon Export and Investment Insurance (NEXI) in the amount of US$200 million with maturity in November 2022. The funds will be disbursed in the first quarter of 2013 and the semiannual interest payments are composed of currency variation + LIBOR + 1.1% p.a.

(ii) other long term relationship with financial institutions

With the exception of the relationships arising from the loan and financing contracts, for which the more relevant items are described above, the Company does not maintain any other long-term relationships with financial institutions.

(iii) degree of subordination of the debt

For the purposes of ordering the credit classifications, the Company’s debt is not secured by guarantees, with the exception of the debt contracted from the BNDES, FINEP and BNB, which is secured by security interest. From the contractual standpoint, there is no subordination of debt, with the payment of each debt following the payment schedule established for each contractual instrument, independent of the payment of the other debts.

(iv) restrictions imposed on the Company

The Company settled all borrowing agreements that established limits on certain indicators related to the capacity to contract debt and pay interest.

(g) Comments on the limits of existing financing lines

All the financing instruments contracted by the Company have been fully drawn down, with the exception of the following contracts:

•      In July 2007, the Company contracted a R$600 million credit line from the BNDES to finance projects, of which R$41.7 million is still available.

•      In December 2010, the Company contracted a R$524.7 million credit line with the BNDES to finance the expansion at the Marechal Deodoro-AL industrial unit by implementing MVC and PVC production units, of which R$46.2 million is still available.

•      In November 2011, the Company contracted a R$2.46 billion credit line with the BNDES to finance projects related to the modernization of industrial plants, productivity increases, innovations, and health, safety and the environment, of which R$1.36 billion is still available.

(h) Comments on any significant changes in each item of the financial statements

The most significant changes were in the consolidated financial statements, in the following items:

	Consolidated
	2012	2011
Assets	(in R$ '000)	(in R$ '000)
Current
Trade accounts receivable	2,326,480	1,843,756
Inventories	4,102,055	3,623,522
Recoverable taxes	1,476,211	1,036,253
Insurance indemnifications	160,981	-
Other accounts receivable	818,434	328,583
Non-current assets held for sale	277,828	-
Non-current
Deferred income tax and social contribution	2,055,621	1,237,144
Insurance indemnifications	47,255	252,670
Property, Plant and Equipment	21,176,785	20,662,721

Liabilities
Current
Borrowings	1,836,028	1,391,779
Liabilities related to non-current assets held for sale	109,770	-
Non-current
Borrowings	15,675,610	13,753,033

Shareholders’ Equity
Profit reserves	-	591,307

Assets

Trade accounts receivable

In 2012, the change in the item “Trade Accounts Receivable” in current assets was mainly due to the sales volume in the last month with maturities greater than 30 days.

Inventories

The level of inventories of finished products and raw materials in 2012 were higher than in 2011 in terms of both volume and price.

Recoverable taxes

In 2012, the variation in the balance of “Recoverable taxes” under current assets was mainly due to the following factors:

•           Recognition of tax credits amounting to R$228,052 thousand related to the REINTEGRA program created by Federal Law 12,456 of December 14, 2011. The program aims to reimburse to exporters the federal taxes levied on the production chain of goods sold abroad. The reimbursement is equivalent to 3% of the amount of export revenue and the credits may be realized in two ways: (i) by offsetting own debits overdue or coming due related to taxes levied by the Federal Revenue Service; or (ii) by cash reimbursement. In 2012, a total of R$28,201 thousand in credits from this program were utilized to offset federal taxes payable;

•           value added tax amounting R$62,151 related to purchases of machinery and equipment for the Ethylene XXI project being installed in Mexico, with start-up forecasted for 2015, at which time such credits will be realized.

Insurance indemnifications

In 2012, the amounts receivable from insurers related to the damages that occurred at the plant at UNIB Camaçari (Bahia) and at the Chlor Alkali plant in Alagoas were transferred to current assets. At December 31, 2012, this balance included:

•           indemnification of the damage that occurred in December 2010 and February 2011 to the furnaces and the electrical system at the Olefins plants at the Basic Petrochemical Unit in Camaçari, in the amount of R$138,447 thousand; and

•           indemnification of the damage that occurred at the Chlor Alkali plant in the state of Alagoas, in the amount of R$12,911 thousand.

Other accounts receivable

The main cause of change in this item in 2012 was the sale of the subsidiaries Cetrel S.A. and Braskem Distribuidora for R$208,100 and R$444,000, respectively.

Non-current assets held for sale

Negotiations for the sale of the subsidiaries IQ Soluções e Química S.A. (Quantiq) and IQAG Armazens Gerais Ltda (IQAG) were begun in the last quarter of 2012. In this case, the applicable accounting standard requires that this item include the sum of the assets of these subsidiaries.

The negotiations are estimated to be concluded in the first half of 2013.

The transaction was submitted to the Brazilian Antitrust Agency (CADE), which issued a favorable and unqualified opinion on December 7, 2012.

Deferred income tax and social contribution

The increase in the balance of this item in 2012 was mainly due to the recognition of deferred income tax and social contribution on tax losses recorded in the period, exchange variation and temporary provisions.

Property, Plant and Equipment

The variation in the year refers to investments in the PVC plant in Alagoas, the Butadiene plant and the Mexico project.

Liabilities

Borrowings

In 2012, the following financial operations contributed to the variation in the balance of this item:

(i)     Bond issue of US$250 million in February 2012.

(ii)    Perpetual bond issue of US$250 million in February 2012.

(iii)   Bond issue of US$500 million in May 2012.

(iv)  Bond issue of US$250 million in July 2012.

Liabilities related to non-current assets held for sale

The sum of the liabilities of the subsidiaries QuantiQ and IQAG was included in this item, in view of the decision to dispose of such subsidiaries.

Shareholders’ Equity

 Profit reserves

This year, the following events and amounts caused variations in this item:

•           payment of dividends approved by the Annual Shareholders’ Meeting on April 27, 2012, in the amount of R$482.593.

•           partial absorption of losses recorded in the year.

10.2 Officer’s comments on the Company’s results

(a) Comments on the results of the issuer’s transactions

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical segments, of polyolefins and vinyls (PVC, caustic soda and EDC).

The Company’s operational strategy is based on the optimized use of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

In the last 3 fiscal years, the main factors that materially affected the Company’s operational results were the following:

(i)              variation in the prices of the main input (especially naphtha) and products, mainly in the international market,

(ii)             worsening of the international financial crisis, which impacted both the global petrochemical industry as well as Brazil’s industrial sector,

(iii)            variations in the volume of sales in the domestic and international market (resulting in great part from variations in the supply X demand ratio),

(iv)           increase in the efficiency of the production process,

(v)            need for programmed stoppages for maintenance in its basic petrochemicals units,

(vi)           exchange variation, inflation, fluctuations of the interest rates and

(vii)          any changes in the tax laws.

From the operating viewpoint, the Company has been registering excellent industrial and commercial performances, with production records at several units over the last years, improvements in its product mix and higher sales volumes. The Company’s sales of thermoplastic resins on the domestic market in recent years show the Company’s capacity to overcome adverse scenarios.

In 2012, Braskem enjoyed important achievements in its strategic agenda, especially in the dimensions of growth and international expansion, making significant advances in implementing its medium- and long-term vision. As a result, the Company consolidated its position as the largest resin producer in the Americas and one of the largest petrochemical companies in the world. Braskem’s strategy is based on three pillars: a firm commitment to the growing domestic market, through its expansion projects and its support for the development of Brazil’s petrochemical and plastics chain, while always improving the service offered to Clients; its international expansion process, with construction beginning on the integrated petrochemical complex in Mexico, following conclusion of negotiations for the Engineering, Procurement and Construction (EPC) services and the structuring of the financing involving US$3.2 billion, which features a multinational pool of seven banks and credit agencies. The complex will be formed by a cracker that will use ethane feedstock and by three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for mid-2015. Developed through a joint venture with the Mexican group Idesa, the project will make it possible to increase the share of natural gas in the Company’s feedstock matrix, making it more competitive.

At the same time, Braskem’s teams continued to focus on maintaining the Company’s operational excellence and minimizing impacts from the contracting global economy caused by the renewed deterioration in the European debt crisis in the second half of the year, precisely when markets were staging a recovery, which weighed on international demand for petrochemical products and in turn impacted industry profitability. The Company’s operating performance was negatively impacted by the challenges posed by the global economic scenario and the stronger Brazilian real in the first half of the year; the incentives granted to imports by certain ports; the unscheduled maintenance shutdown caused by the power blackout that affected plants in the Northeast; and other factors.

In the United States, Braskem acquired from Sunoco Chemicals a propylene splitter that was integrated into the unit in Marcus Hook, Pennsylvania. The splitter’s acquisition provided a long-term solution to the unit’s propylene supply, since at the start of the year Sunoco officially announced its decision to deactivate its refinery and terminate its supply of this feedstock to Braskem. The decision to terminate supply resulted in the payment by Sunoco of US$130 million in compensation.

Also in the United States, Braskem made important progress in improving the competitiveness of its operations by forging a partnership with Enterprise Products, which will supply approximately 65% of the propylene feedstock required by its three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other untraditional feedstock sources in the region, giving Braskem access to competitive opportunities in gas-based feedstocks in the region. The plant is expected to start operations in 2015. In addition, given the challenging scenario in the global industry that has led to a significant drop in profitability, and consistent with the Company’s commitment to its financial health, Braskem opted to divest assets that were no longer related to its core activities. As a result, in late 2012, it concluded the sale of Cetrel and of the Camaçari Water Treatment Unit to Odebrecht Ambiental for R$652 million.

The discipline employed in the investment process, the productivity gains, the focus on Client relationships and the financial health obtained from measures such as the divestment of non-strategic assets enabled Braskem to mitigate the impacts of the global crisis while maintaining its strategic course and supporting its investment program, given the Company’s confidence in the recovery of international petrochemical markets and in the domestic market’s growth over the medium and long terms.

Gross revenue was R$42.1 billion and net revenue was R$35.5 billion, representing increases of 8% and 9%, respectively, compared to 2011, driven by higher sales volume and the depreciation in the Brazilian real against the U.S. dollar, which offset the reduction in the average prices practiced in international markets.

EBITDA was R$4.0 billion, increasing 6% on the prior year, which came despite the compression in the average spreads of petrochemical products over the course of 2012. EBITDA included the positive impact of R$860 million from nonrecurring items, such as the compensation for breach of the feedstock supply contract for one of the plants in the United States, the discount received from the prepayment of tax liabilities renegotiated under the Refis tax amnesty program and proceeds from the divestment of non-strategic assets.

Braskem posted a net loss of R$738 million, explained by the local currency depreciation of 9% in the period, which generated a negative impact on the financial result of R$1,675 million. It is important to note that this impact is noncash, representing only an accounting impact from exchange variation that affects primarily Braskem’s debt, with any disbursements occurring upon the maturity of this debt, which has an average duration of 15 years.

The officer’s comments on the perspectives for the Company’s operations are reported below:

The weakening of the global recovery led the International Monetary Fund (IMF) to revise downward its forecast for world GDP growth in 2013 to around 3.6%. The main risk factors continue to be associated with the performance of economies in the eurozone and in North America and the ensuing repercussions on growth in emerging markets.

In response to the adverse external environment, Brazil’s federal government bolstered its stimulus measures for the domestic economy by, for example, extending the cuts in the rates of IPI federal value-added tax for automotive, white line and furniture manufacturers and also extending the Reintegra program to promote exports. It also adopted measures to boost competitiveness and promote the country’s manufacturing industry, such as reducing payroll taxes and cutting energy costs. In this scenario, Brazil’s is expected to register GDP growth of around 3%. Other factors that could have a positive impact on plastics demand are the continued strong performance of the labor market and the investments associated with preparations for Brazil’s hosting of the FIFA World Cup and the Olympic Games.

In commodities market, the continued volatility in oil prices due to the uncertainties in the current scenario affected naphtha prices, the main feedstock used by the petrochemical industry. Despite the expectation of stronger demand following the upward trend in the world economy, the scenario continues to be marked by caution and limited visibility. Over the medium and long terms, demand growth is expected to outpace supply growth, leading to improvement in the petrochemical cycle.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) continuing to strengthen its partnerships with Clients, which has supported market share gains in the domestic market; (ii) supporting the development of Brazil’s petrochemical and plastics chain, with a focus on innovation and technology; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and reducing fixed costs; (iv) capturing value creation through additional capacity in PVC and butadiene; (v) diversifying its feedstock matrix by advancing construction on the Ethylene XXI project (Mexico) and signing new contracts in the United States; and (vi) maintaining its financial health.

On the operational front, a maintenance shutdown is scheduled for 2013 at one of its crackers: (i) in the last quarter, one of the lines at the Camaçari unit will suspend operations for around 30 days. Production planning for the year should partially offset the months of these maintenance shutdowns, with capacity utilization at Braskem’s crackers expected to remain around 90%.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and the society as a whole, increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

(b) Comments on changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company’s main products are based on international references in dollar, the Company’s prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company’s officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

Braskem recorded consolidated gross revenue in 2012 of R$42.1 billion, up 8% from R$38.9 billion in 2011. In U.S. dollar, revenue came to US$21.6 billion, or 9% lower than the US$23.8 billion in the prior year.

Similarly, the Company’s consolidated net revenue was R$35.5 billion, representing growth of 9% from the net revenue of R$32.5 billion registered in 2011, benefitting from the increased sales of resins and key basic petrochemicals, as well as by the average appreciation of the U.S. dollar in the period of 17%. In U.S. dollar, net revenue was US$18.2 billion, down 6% from the prior year, reflecting the lower prices for resins and key basic petrochemicals in international markets.

Export revenue in 2012 was US$8.0 billion, down 5% from the prior year, mainly due to lower PP prices in North America and the lower resale volume.

Thermoplastic Resins Performance

In 2012, Brazil's thermoplastic resin market grew by 2% on the previous year to reach 5.0 million tons. Demand was affected mainly by the continued deceleration in the domestic economy, which, despite the incentives implemented by the federal government, has yet to register the expected growth levels.

Despite this scenario, Braskem maintained its growth strategy and commitment to the Brazilian market, with total sales of 3.5 million tons, or 10% more than in the previous year. As a result, the Company expanded its market share at the expense of imports and ended the year with domestic market share of 70%.

Polyolefins

Domestic demand for polyolefins (PE and PP) was 3.8 million tons, up 2% from 2011. Meanwhile, Braskem’s sales grew by 8% to 2.9 million tons, leading its market share to expand by 5 p.p. to 76% in the year.

In the export market, the Company’s sales contracted by 2%, which mainly reflected the redirecting of sales to the Brazilian market and the weak performance of the global economy.

The stronger sales volume was supported by growth in production volume to 4.2 million tons, or 6% more than in 2011, a year in which the Company's operating performance was adversely affected by scheduled and unscheduled maintenance shutdowns and the power blackout that affected the assets located in the Northeast region.

Vinyls

In 2012, Brazilian demand for PVC was 1% higher than in the prior year, reaching 1.1 million tons. Braskem’s sales totaled 561 kton, increasing 16% from 2011, driven by the startup of the new PVC plant in the state of Alagoas.

Caustic soda sales were 464 kton, increasing 12%, reflecting the growth in production volume, which last year was adversely affected by scheduled and unscheduled maintenance shutdowns.

Basic Petrochemicals Performance

In a year with no scheduled maintenance shutdowns, ethylene production reached 3.3 million tons, up 7% from 2011. The average capacity utilization rate of crackers stood at 89%.

In this scenario, total ethylene and propylene sales increased by 7% from the previous year to reach 935 kton. BTX and butadiene sales increased 8% and 15%, respectively, with the growth in butadiene sales also benefitting from the startup, in June 2012, of the 100 kton capacity-expansion project.

International Business Performance

The International Business unit, represented by the operations in the United States and Europe, registered PP sales volume of 1.7 million tons, up 72% from 2011, reflecting the consolidation of the PP assets acquired and consolidated as from 4Q11, as well as improved management of assets. Estimated demand for polyolefins (PE and PP) in the United States and Germany was 9 million tons, up 2% from 2011.

In 2012, the average capacity utilization rate stood at 89%, up 4 p.p. from 2011, reflecting the better operational management, which was achieved despite the scheduled shutdowns and the preventive shutdowns ahead of Hurricane Sandy that hit Pennsylvania in the last quarter of the year.

(c) Comments on the impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the issuer’s operating result and financial result

Similarly to the sales price of the main products, the naphtha’s acquisition cost, main input of the Company’s products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

In 2012, Braskem's cost of goods sold (COGS) was R$32.2 billion, increasing 12% from 2011, reflecting the higher volume of resin and basic petrochemical sales and the 17% U.S. dollar appreciation between the periods, which generated a negative impact of R$4,478 million.

The ARA naphtha price reference (three-month moving average) averaged US$925/t in 2012, practically in line with the average of US$920/t in 2011. Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela.

Regarding the average gas price, the Mont Belvieu reference prices for ethane and propane decreased by 48% and 31% from 2011 to US$40 cts/gal (US$295/ton) and US$100 cts/gal (US$523/ton), respectively, impacted by the higher supply of these products. Meanwhile, the average price of U.S. Gulf propylene in 2012 was US$1,332/t, or 20% lower, reflecting the higher utilization rates at U.S. refineries.

In 2012, Selling, General and Administrative (SG&A) expenses were R$2.1 billion, increasing 13% from the previous year.

Selling expenses were R$968 million, increasing 21% from 2011, driven by (i) the higher sales volume and resulting increase in distribution and storage expenses; and (ii) the consolidation of the PP assets in the United States and Europe acquired in late 2011.

General and Administrative Expenses were R$1.1 billion, or 7% higher than in 2011. The main factors were (i) the restructuring of Braskem Europe due to the acquisition of the PP assets, as projected at the time of the acquisition; (ii) nonrecurring expenses with advertising, such as sponsorship of the Rio+20 Earth Summit and the campaign to commemorate Braskem's 10th anniversary; (iii) the increase in personnel expenses (under the collective bargaining agreement) at the end of 2012 and applied retroactively to September at the Alagoas, Bahia and Rio de Janeiro units.

In 2012, Braskem’s consolidated EBITDA was R$4.0 billion, up 6% from 2011, with EBITDA margin excluding naphtha resales of 11.9%. In U.S. dollar, EBITDA was US$2.0 billion, down 11% from 2011. The growth in sales volume was insufficient to fully offset the lower spreads in thermoplastic resins1 and basic petrochemicals2, which decreased by 21% and 7%, respectively, in line with international markets.

However, faced by this scenario of contracting spreads caused by the global crisis, the Company diligently pursued additional income by: (i) receiving R$264 million from the adjustment and recognition of compensation from the suspension of propylene supply to the Marcus Hook plant (US$130 million); (ii) recognizing a discount of R$80 million from the prepayment of tax installments under the Refis tax amnesty program in 2Q12; (iii) divesting non-core assets (Water Treatment Unit and interest held in Cetrel), which boosted the result by R$409 million; and (iv) divesting railcars at Braskem America, with a positive impact of R$107 million, along with the standardization of leasing practices for such assets that brought economic advantages. Excluding these nonrecurring effects, Braskem’s EBITDA was R$3.1 billion, with ex-resale EBITDA margin of 9.3%, down 17% from R$3.7 billion in 2011, impacted substantially by the reduction in international spreads.

In 2012, the net financial result was an expense of R$3,372 million, versus the expense of R$2,787 million in the prior year. This variation is mainly explained by the appreciation in the U.S. dollar against the Brazilian real of 9% in the period, which generated a negative impact of R$1,675 million.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the exchange rate has an impact on the accounting financial result. On December 31, 2012, this exposure was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 69% of net debt. Given its heavily dollarized operational cash flow, the maintenance of this net exposure of its liabilities is in compliance with the Financial Management Policy. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% Ethylene and propylene, 20% BTX – base Europe

3 On December 31, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0435/US$ 1.00.

Note that the negative exchange variation impact of R$1,675 million in 2012 does not have a direct impact on the Company’s cash position in the near term. This amount represents exchange-variation accounting impacts, especially on the Company’s debt, which will only be disbursed when the debt, which has an average maturity of 15 years, matures. Dollar-pegged debt has an average maturity close to 20 years.

Excluding the effects from exchange and monetary variation, the net financial result in 2012 was an expense of R$1,463 million, which represents an increase of R$149 million from the net financial expense in the previous year, which is basically explained by the changes in term for payment of raw materials in the domestic market.

In 2012, Braskem recorded a net loss of R$738 million. The result was impacted by the financial expense of R$3,372 million that in turn was affected by local-currency depreciation, which fully offset operating income in the period.

10.3 Officer’s comments on the material effects that certain events have caused or are expected to cause on the Company’s financial statements and its results

(a) Comments on the material effects that the introduction or disposal of operating segments have caused or may cause on the Company’s financial statements and its results.

 In 2012, the Company did not introduce or dispose of any operating segment that has caused or is expected to cause material effects on its financial statements and results. However, the Company's consolidated financial statements were affected by the deconsolidation of Cetrel and Distribuidora de Águas de Camaçari (Braskem Distribuidora) due to their divestment in December 2012, as well as of Quantiq, which is currently in process of divestment.

(b) Comments on the material effects that the constitution, acquisition or disposal of equity interest have caused or may cause on the Company’s financial statements and its results

•

Regarding the acquisition of the PP assets from Dow Chemical in 2011, Braskem identified synergies of US$27.5 million in annual and recurring EBITDA, which should be fully captured by 2014. In 2012, gains worth US$17 million were captured, which is US$3 million higher than the initial estimate, with benefits coming from the better production mix.

(c) Comments on the material effects that unusual events or transactions caused or may cause to the Company’s financial statements and its results

In 2012, the following non-recurring transactions impacted Braskem’s financial statements:

•       Gain from damages received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962;

•       gain from the reduction in the balance of the tax renegotiation program under Law 11,941/09 amounting to R$80,496;

•       gain from the sale of rail cars by the subsidiary Braskem America amounting to R$106,979.

10.4 Officer’s comments on accounting issues

(a) Comments on relevant changes in accounting practices

There were no significant changes in the accounting practices used in the preparation of the 2012 and 2011 financial statements.

(b) Comments on the relevant effects of the changes in accounting practices

As mentioned in the previous item, there were no significant changes in the accounting practices used in the preparation of the 2012 and 2011 financial statements.

(c) Comments on qualifications and emphasis in the auditor’s opinion.

Qualified opinion:

There were no qualifications in the report of the independent auditors for the fiscal years 2012, 2011 and 2010.

Emphasis of matter:

2012, 2011 and 2010

The emphasis of matter paragraph in the report of the independent auditors for the fiscal years 2012, 2011 and 2010 refers to the individual financial statements prepared in accordance with the accounting practices adopted in Brazil. These practices differ from IFRS, used in the preparation of the consolidated financial statements, regarding the valuation of investments in subsidiaries and affiliated and shared-control companies. In the financial statements, these investments are assessed by the equity method, whereas under IFRS this valuation is made using the cost or fair value method.

10.5 Identification and comments on critical accounting policies adopted by the Company, specially exploring accounting estimates made by the administration with respect to uncertain and material matters for the description of the financial situation and of the results, which require subjective and complex judgments, such as: provisions, contingencies, revenue acknowledgement, tax credits, long term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing assets recovery and financial instruments.

Critical estimates and judgments

Critical and involving discretion are deemed as estimates and assumptions for certain variables that: a) are important for accurately portraying the financial condition and the results of the Company; and (b) require more difficult, subjective or complex judgments by Management and often require the use of estimates that have an impact on inherently uncertain matters.

When preparing the financial statements, the following variables and assumptions were adopted, drawn from the experience of the managers in running the business and information provided by specialized consultants, as well as other reasonable and relevant factors. The accounting practices deemed more complex are commented below.

Deferred income tax and social contribution

Deferred income tax and social contribution are recorded on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. The Board of Executive Officers is responsible for preparing this plan and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate, and the start-up of operations of new plants are obtained from specialized external consultants. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, then the corresponding portion of the asset that cannot be recovered is written-off.

Defined-benefit pension plans

The obligation of the employee defined benefit plans and related costs, net of the plan assets, are determined by adopting the following practices:

(i)        the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates; and

(ii)       the plan assets are stated at fair value.

The discount rate used to determine the future benefit obligation is a combination of the estimated market interest rate of return and annual inflation.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants.

Derivative financial instruments

Derivative financial instruments are valuated at their fair value on the date of the financial statements and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The market value recognized in the financial statements may not necessarily represent the amount of cash that would be received or paid upon the settlement of the transactions.

The fair value of non-derivative financial instruments traded in public markets is based on current buy prices. If the market for a financial asset or for securities not listed for trade on a stock exchange is no longer active, the fair value is measured through valuation methods. These techniques include using recent operations with third parties, other substantially similar instruments as a reference, discounted cash flow analyses or option pricing models that make the most use of information generated by the market and count as little as possible on information generated by the Management of the Company.

Useful lives of assets

Depreciation and depletion of long-lived assets are recognized based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. These useful lives are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2012, this analysis concluded that the useful lives applied in 2011 and 2012 should be maintained in 2013.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plant’s operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The following assumptions are also taken into account regarding asset depreciation: (i) depreciation should cover all assets because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

Valuation of assets and liabilities in business combinations

In accordance with the applicable accounting standard, the appreciation of assets acquired and liabilities assumed should be based on their estimated fair values on the acquisition date.

The Company exercises significant judgment in the process of identifying and evaluating tangible and intangible assets and liabilities and in the determination of their remaining useful lives. The use of assumptions in the evaluation of the assets acquired and liabilities assumed includes an estimate of discounted cash flows or discount rates that may result in estimated amounts that are different from those of the assets acquired and liabilities assumed. Specialized companies are usually contracted to evaluate the fair value of the assets acquired and liabilities assumed.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

Impairment test for tangible and intangible assets

(a) Tangible and intangible assets with defined useful lives

On the balance sheet date, an analysis is made to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration the following variables that are relevant to the Business Plan mentioned in Note 3.1: (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The determination of these variables and projection of scenarios considers information from specialized consultants.

When some evidence that the amount of tangible and intangible assets with defined useful lives will not be recovered is identified, the amount of these assets is compared with the respective value in use. The cash flow that is prepared based on the Business Plan is used for this test. The assets are allocated to the CGUs (Cash Generating Units) as follows:

Basic petrochemicals operating segment:

•         CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•         CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•         CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

• CGU Polyethylene: represented by assets of the polyethylene plants located in Brazil;

• CGU Polypropylene: represented by assets of the polypropylene plants located in Brazil;

• CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

• CGU Vinyls: represented by assets of PVC and chlor-alkali plants located in Brazil;

Foreign businesses operating segment:

• CGU PP USA: represented by assets of polypropylene plants located in the United States;

• CGU PP Germany: represented by assets of polypropylene plants located in Germany.

(b) Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of this test, the existing goodwill is allocated to the CGU UNIB South and to the Polyolefins and Vinyls operating segments. Allocation of goodwill to the Polyolefins segment is justified based on the way it is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the assessment of impairment of this goodwill and assets is done in the scope of their operating segment since the benefits of the synergies are associated with all units acquired.

Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Legal and administrative procedures against the Company are classified with the support of external legal advisors in terms of probability of loss as follows:

Probable loss – these are procedures for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these procedures, a provision is recognized and determined as follows:

(i)           labor claims – the amount of the provision corresponds to the amount claimed multiplied by the Company’s historical percentage of settlement of claims of this nature;

(ii)          tax claims – the amount of the provision corresponds to 100% of the value of the matter plus charges corresponding to the variation in the Selic rate, which is the rate disclosed by the Central Bank of Brazil;

(iii)         other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are procedures for which the possibility of loss is not remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, provision is not recognized, but a mention is made to the most significant ones in a note to the financial statements. In business combination transactions, in accordance with the respective accounting standard, the fair value of the claims is booked based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss .

Remote loss – these are procedures for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these procedures, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

10.6 – Internal controls related to the preparation of financial statements – Level of efficiency and deficiencies and recommendations in the auditor’s report.

(a) Management's Report on internal controls for the financial statements

The Management of the Company, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), is responsible for establishing and maintaining adequate internal controls related to the financial statements, as defined in the article 13a-15 (f) of the Exchange Act of the United States of America (“Exchange Act”).

The internal controls of a company related to the financial statements are processes developed to provide reasonable comfort regarding the reliability and preparation of the financial statements for disclosure purposes, according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The internal controls of the Company over its financial statements include the policies and procedures that (i) are related to the maintenance of the records that, in reasonable detail, reflect precisely and adequately the transactions and destination of the assets of the Company, (ii) provide reasonable comfort that the transactions are recorded as necessary to enable the adequate disclosure of the financial statements in accordance with IFRS, and that the receipts and payments of the Company are made solely in accordance with the permissions given by the Management and Directors of the Company, and (iii) provide reasonable comfort regarding timely prevention or detection of the unauthorized acquisition, use or destination of the assets of the Company, which could have a relevant effect on the financial statements.

Due to their inherent limitations, internal controls over financial statements may neither prevent nor detect errors. Similarly, projections of an assessment of the efficiency of the internal control for future periods are subject to the risk that these controls may became inadequate due to changes in the conditions, or that the level of adherence to the policies and procedures will deteriorate.

The Management of the Company assessed the effectiveness of the internal controls of the Company over the financial statements in December 31, 2012, according to the criteria established in the rule Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and, based on these criteria, the Management of the Company concluded that, as of December 31, 2012, the internal controls of the Company over the financial statements were effective.

(b) Comments on deficiencies and recommendations regarding internal controls contained in the report of the independent auditors.

Considering the work conducted by the independent auditors to assess the structure of the internal controls, which seek to assure the adequacy of the financial statements, the Officers of the Company are not aware of any facts or aspects that could indicate the presence of significant deficiencies or material weaknesses in the internal controls for the disclosure of the financial statements.

10.7 Officer’s comments on any public offering of securities

In fiscal years 2012, 2011 and 2010, the Company did not carry out any offers for the public distribution of securities.

10.8 Important items not stated in the Company’s financial statements (off-balance-sheet items)

There are no relevant items that are not reflected in the financial statements of the Company.

10.9 Information regarding items not stated in the financial statements indicated in item 10.8

As indicated in item 10.8 in this Form, there are no relevant items that are not reflected in the financial statements of the Company.

10.10 Major elements in the Company’s business plan

(a) Elements in the Company’s business plan related to investments and divestitures forecast and underway

Investments and divestments decisions by the Company are based on prioritizing projects that not only provide returns above their cost of capital, but that also generate high paybacks and are aligned with the business strategy of the Company.

For 2013, investments are estimated at R$2.2 billion, with around (i) 70% allocated to maintenance and improving the productivity and reliability of the assets, including the additional expenses arising from the scheduled maintenance shutdown of around R$330 million, which did not occur in 2012, and its corresponding portion of Environment, Health and Safety (EHS) amounting to R$50 million; (ii) and 25% allocated to the construction of the new petrochemical complex in Mexico. The remainder is related to other ongoing projects, such as the studies related to the Comperj project and the construction of a pipeline for the future supply of propylene to the acrylics complex in Bahia.

 (i)     Investments

Braskem, as part of its medium- and long-term growth plan and in line with its strategy to diversify its energy matrix and increase its competitiveness by gaining access to feedstocks at competitive conditions, installed certain projects, which include:

▪ PVC

The new plant located in the state of Alagoas has annual production capacity of 200 kton and started operating in 2Q12. In addition to adding value to the EDC stream, which previously was exported, the plant utilizes cutting edge technology (INEOS), which should generate productivity gains, reduce operating costs and improve eco-indicators. In line with the planning, a total of 10 million man hours were worked without the occurrence of any injuries with or without lost time, which is a new record for Braskem. Surplus production will be directed mainly to Brazil’s growing PVC industry, which still requires imports.

The project, which requires investment of some R$1 billion, was financed by two financing facilities: (i) a R$525-million line from the Brazilian Development Bank (BNDES) with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%; and (ii) a R$200-million financing line from BNB with repayment in 12 years and interest of 8.5% p.a.

▪ Butadiene

The project to expand by 100 kton/y production capacity at the butadiene unit located in the state of Rio Grande do Sul started operating in June 2012, a full one month ahead of schedule. The project increased Braskem’s butadiene supply by approximately 30% to 446 kton. Completed on schedule and on budget, more than 3 million man hours were worked in the project without the occurrence of any injuries with or without lost time.

By taking advantage of the existing crude C4 stream, the project will meet growing world demand for butadiene, a basic raw material used to make tires for the automotive industry.

The investment of approximately R$300 million was financed through: (i) a BNDES credit line of up to R$176 million with total term of 9 years and interest of TJLP + 2.68%; and (ii) pre-sale contracts amounting to R$200 million.

▪ Green Polypropylene Project

In line with its strategy to the global leader in sustainable chemicals, Braskem concluded the basic engineering studies for the Green Polypropylene production plant, with the project expected to be submitted to the Board of Directors in 2013. The project’s startup date will be confirmed once it is approved.

▪ Mexico Project

The integrated project in Mexico – which is aligned with the strategy of expanding internationally and gaining access to competitive feedstocks, in which Braskem and IDESA hold interests of 75% and 25%, respectively – is progressing on schedule. Located in the Mexican state of Veracruz at the southern end of the Gulf of Mexico, the Ethylene XXI Project involves the production of around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on an ethane supply agreement with PEMEX-Gás for delivery of 66,000 barrels/day for 20 years based on the Mont Belvieu reference price.

The project’s fixed investment is estimated at US$3.2 billion. Total investment (including CAPEX, inflation, contingencies, interest and working capital) is estimated at roughly US$4.5 billion, which will be financed using a project-finance model (70% debt and 30% equity). The project finance structure was concluded in December 2012, with the execution of the main agreements in the aggregate amount of US$3.2 billion (70% of the total investment). The financing was structured by seven institutions, including two export agencies (Canada and Italy), two multilateral credit agencies (IFC and IADB) and three development banks (Brazil and Mexico). Ten commercial banks also provided financing with security provided by SACE or through B Loans from the International Finance Corporation (IFC) and the Inter-American Development Bank (IADB).

The Engineering, Procurement and Construction (EPC) phase, which began in January 2012, reached 20.2% progress at the end of 2012. Other key accomplishments in 2012 were: (i) achievement of 62.1% progress in the engineering detailing; (ii) acquisition of 65% of the equipment; (iii) mobilization and start of construction; (iv) execution of a US$2.8 billion alliance contract with the consortium formed by Technip, Odebrecht and IcaFluor; (vi) conclusion of earthmoving works; and (vii) start of pre-marketing activities for the sale of products in the domestic market.

The challenges for 2013 include: (i) advancing the EPC, such as concluding the Engineering Detailing and starting electro-mechanical assembly, with the arrival on site of the main pieces of equipment and materials; (ii) expanding the pre-marketing activities; and (iii) hiring and training people to operate the future industrial operation.

▪ Comperj Petrochemical Project

The conceptual design (FEL2) of the Comperj Petrochemical Complex has been concluded. The project will meet the growing regional demand for thermoplastic resins and take advantage of competitive feedstock from the country’s pre-salt region. Note that the technology licenses for the new complex have already been contracted.

The basic engineering work (FEL3) for the industrial units is expected to begin in 2013. In 2014, Braskem is expected to determine the best way to develop and install the project, which must be examined by the Board of Directors before a final investment decision is made.

Braskem also has projects in less advanced phases in Peru, Venezuela and Bolivia.

(ii)      Sources of financing for investments

The Company strives to meet its investments plan, prioritizing credit lines contracted with official agents (including financial institutions of support), both national and international (such as those described in item 10.1(f) of this Form in sub-item “loans with BNDES to support development”), since in general these agents offer more favorable terms for the Company.

Investments that cannot be financed by these sources will be financed by (i) cash flow from the Company's operating activities, or by (ii) other sources such as loans and financing (such as those described in all sub-items of item 10.1(f) of this Form).

(iii)     Ongoing and planned relevant divestments

In 2012, Braskem opted to divest assets that were no longer related to its core activities. As a result, in late 2012, it concluded the sale of Cetrel and of the Camaçari Water Treatment Unit to Odebrecht Ambiental for R$652 million. Management is in the advanced stages of negotiating the sale of Quantiq, which operates in the distribution, marketing and manufacture of solvents and oil distillates. The Company estimates that the negotiations will be concluded in the first half of 2013.

(b) Elements in the Company’s business plan related to acquisition of plants, equipment, patents or other assets that may substantially affect the Company’s production capacity and that have already been disclosed

The objective of the Company is to be the world leader in sustainable chemistry, innovating to better serve people. In this sense, it not only plans to make investments (according to item 10.10(a) of this Form, in sub-item “investments”), but also considers the acquisition of plants and companies whenever they do not adversely affect the solidity of the capital structure. According to the Company's business plan, not only the investments, but also the acquisitions, could assist (i) in the growth and consolidation of the Company in regional and international markets, and (ii) in accessing the main consuming markets and new alternatives of competitive raw materials.

(c) Elements in the Company’s business plan related to new products and services

Braskem, in keeping with its commitment to develop the petrochemical industry and plastics chain, has based its strategic-innovation management on creating new technologies, processes and products.

The aim is to meet its client’s needs and propose new solutions that can increase the performance of the final products offered to society. To achieve this goal, Braskem has two Innovation & Technology centers, one in Brazil and the other in the United States, with some 24 laboratories and 8 pilot plants, in addition to 330 specialized professionals who are dedicated to developing a portfolio of 242 projects.

Some of the achievements in the area of Innovation & Technology in 2012 are described below:

a)    2012 FINEP Innovation Award in the category Sustainable Innovation in the National and Northeast Region phases, in recognition of Braskem’s Green Plastic Project.

b)   Production of high-resistance fibers using UTEC® resin (ultra-high density polyethylene) developed by Braskem with 100% local technology. The fiber, which is seven times lighter than steel, will be used to make cables for oil exploration in the country’s pre-salt oil deposits.

c)    The Innovation & Technology center in Brazil provided support to 370 clients with 12,000 support analyses.

d)    Partnership agreement with the U.S. company W.R. Grace, known worldwide for its innovative activities in the field of catalysts, for the development of technologies for manufacturing products using renewable resources. The technology under development by both companies is based on the use of renewable carbons made from agricultural processes that are more effective in reducing carbon emissions than traditional materials.

e)    Creation of the Braskem Biotechnology Platform, which aims to develop completely new sources of renewable feedstocks for the production of green chemicals.

f)     The Innovation & Technology center in the United States was elected one of the best places to work for in Pittsburgh by the local newspaper Pittsburgh Gazette.

Working in partnership with research institutions of renowned competence has provided important results for Braskem, which led to around 50 patents being filed for during 2012, for a total of 573 patents already registered by the company in Brazil and abroad.

As part of its continuous effort to develop innovative, high-quality and competitive products, in 2012, the innovation pipeline at the Polymers and Vinyls business units, whose net present value is US$826 million, registered the record launch of 20 new products, which included:

•         EVA for the footwear industry: creation of a revolutionary new resin for the global footwear industry. The new product streamlines the shoemaking process while also making it more sustainable, since it reduces ozone emissions and eliminates the need for curing in the sole gluing process, which also reduces the costs of this step by 26%. The potential consumption of EVA is estimated at 3 kton/y.

•         Polyethylene for the blow-molded packaging market:  this new PE resin meets the rigorous standards of the cleaning products market and provides increased chemical resistance to blow-molded packaging. The additional growth potential in the polyethylene market is 30 kton/y.

•         Polypropylene for the raffia segment: the new resin, which aims to increase competitiveness in the raffia market, imparts greater stability and productivity to processes using high-speed machines. The potential PP consumption is estimated at 100 kton/y.

•         Polypropylene for the disposable cups market: the new resin for the disposable packaging market enables Clients to increase productivity by reducing energy consumption and losses. The potential PP consumption is estimated at 35 kton/y.

•         New PVC portfolio for laminated products: Braskem revamped its PVC resin portfolio. The new resins allow for improvements in the properties of final products, such as synthetic leathers, laminated PVC flooring and technical parts, by increasing the resistance to abrasion and compression. The potential PVC consumption is estimated at 3 kton/y.

 (ii)     Total amount spent on research for new product development

In 2012, the Company invested R$106.2 million in research and development, part of which was invested in seeking to improve existing products and processes, and part in the research and development of new products and processes.

(iii)     Description of projects related to the development of new products that have been already disclosed

No projects related to the development of new products have been disclosed.

(iv)     Total amount spent on projects to develop new products

Not applicable.

10.11 Other factors that substantially affected the operational performance and that have not been identified or commented in the other items of this section

There are no factors that materially influenced the operational performance of the Company other than those identified or commented on in the other items of this section.

Election of Fiscal Board Members

(required under article 10 of ICVM No. 481 – items 12.6 to 12.10 of the Reference Form)

12.6 Personal information on member candidates for the Company’s Fiscal Board

Name	Age	Profession	Individual Taxpayer ID (CPF) or Passport	Elective Position to which the candidate is indicated	If elected, date of election and date of investiture	If elected, term of office	Other positions or functions held at the Company	Appointed by the Controlling Shareholder
Fiscal Board
Afonso Celso Florentino de Oliveira	41	Accountant	874.220.506-91	Fiscal Board Member (alternate)	02.04.2013	1 year	No	Yes
Ismael Campos de Abreu	57	Accountant	075.434.415-00	Fiscal Board Member (sitting member)	02.04.2013	1 year	No	Yes
Aluizio da Rocha Coelho Neto	40	Accountant	031.525.087-94	Fiscal Board Member (sitting member)	02.04.2013	1 year	No	Yes
Jayme Gomes da Fonseca Júnior	47	Business Administrator	350.606.895-49	Fiscal Board Member (alternate)	02.04.2013	1 year	No	Yes
Carlos Alberto Siqueira Gomes	48	Accountant	771.775.767-20	Fiscal Board Member (alternate)	02.04.2013	1 year	No	No
Maria Alice Ferreira Deschamps Cavalcanti	53	Chemical Engineer	544.152.507-00	Fiscal Board Member (sitting member)	02.04.2013	1 year	No	No
Antônio Luiz Vianna de Souza	57	Equipment Engineer	622.307.437-91	Fiscal Board Member (sitting member)	27.04.2013	1 year	No	No
Cassia Maria Nocchi Vieira	50	Economist	759.918.537-20	Fiscal Board Member (alternate)	02.04.2013	1 year	No	No

12.7 Professional information on members of the statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are non-statutory

Not applicable.

12.8 Professional information on the member candidates to the Fiscal Board

(a) bios

Sitting members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto is currently the Controller of Construtora Norberto Odebrecht S.A. (“CNO”), having held the position of leader of the International Tax Planning area of such company, which indirectly owns more than 5% interest in the Company through the same class or type of securities. Mr. Neto was a member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), a direct controlling company of the Company. From 2002 to 2008, Mr. Neto worked in the Company’s tax area, having occupied the position of Manager of Tax Planning. He previously worked for 9 years at PricewaterhouseCoopers. Mr. Neto is currently a member of the Fiscal Boards of Madeira Energia S.A. and Odebrecht Realizações S.A. With the exception of the position held as a member of the Company’s Fiscal Board during the year 2010, Mr. Neto does not and has not held an administrative position in any other publicly-held company. Mr. Neto holds an undergraduate degree in Accounting Sciences from Universidade Federal do Espírito Santo [Federal University of Espírito Santo] and an MBA in controllership from USP/FIPECAFI.

ISMAEL DE CAMPOS ABREU

Mr. Abreu has been a Director of Kieppe Participações e Administração Ltda. since April 2011, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From 1995 to March 2011, he worked as a controller of Odebrecht S.A. (“Odebrecht”), a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. He was also a member of the Fiscal Board of BRK, a direct controlling company of the Company. From 1978 to 1985, he worked as the Manager of the Tax Consulting division of PricewaterhouseCoopers; from 1986 to 1988, he was the controller of Corrêa Ribeiro S.A. Comércio e Indústria; from 1989 to 1991, he was the manager of the consulting area of Arthur Andersen; and from 1992 to 1995, he was a partner of Performance Auditoria e Consultoria. He was a member of the Fiscal Board of Petroflex Indústria e Comércio S.A. (“Petroflex”) until the sale of the interest held by the Company in Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Board of Companhia Petroquímica do Sul – Copesul (“Copesul”). With the exception of the position held as a member of the Company’s Fiscal Board since April 2003 and the positions mentioned above, Mr. Abreu does not and has not held an administrative position in any publicly-held company. Mr. Abreu holds an undergraduate degree in Accounting from Fundação Visconde de Cairú [Visconde de Cairú Foundation] and a graduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento [Inter-American Development Center].

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti has worked as the Executive Tax Manager for the Financial Executive Office of Petrobras since 2003, a company that directly owns more than 5% interest in the Company through the same class or type of securities. She began her career at Petrobras in 1983 as a processing engineer and has worked in various areas of the company since that time, primarily in the supply, new business, finance and tax areas. Mrs. Cavalcanti was a member of the Fiscal Board of BRK, a direct controlling company of the Company. Mrs. Cavalcanti does not and has not held an administrative position in any other publicly-held company. Mrs. Cavalcanti holds an undergraduate degree in chemical engineering from Universidade Federal do Rio de Janeiro [Federal University of Rio de Janeiro] and a graduate degree in petroleum processing engineering from Universidade Petrobras [Petrobras University]. She also holds a master’s degree in Marketing and Strategy from Pontifícia Universidade Católica do Rio de Janeiro [Pontifical Catholic University of Rio de Janeiro] and an MBA in finance from IBMEC.

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza has worked as the Manager of Financial Planning and Portfolio Management for Petrobras since 2004, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He has also occupied various other positions at Petrobras since 1980. Mr. Souza was a member of the Fiscal Board of BRK, a direct controlling company of the Company. With the exception of the position held as a member of the Company’s Fiscal Board since April 2009, Mr. Souza does not and has not held an administrative position in any other publicly-held company. Mr. Souza holds a degree in Engineering from Universidade Federal do Rio de Janeiro, a degree in Law from Universidade Federal Fluminense [Fluminense Federal University] and obtained his specialized degree in Economics from Fundação Getúlio Vargas [Getúlio Vargas Foundation].

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira has worked as the Accounting Manager of CNO since March 2008, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From July 1994 to February 2008, Mr. Oliveira held the position of Senior Manager at PricewaterhouseCoopers. He was an alternate member of the Fiscal Board of BRK, a direct controlling company of the Company. With the exception of the position held as an alternate member of the Company’s Fiscal Board during the year 2010, Mr. Oliveira does not and has not held an administrative position in any other publicly-held company. Mr. Oliveira holds an undergraduate degree in Accounting Sciences from Universidade Federal de Minas Gerais [Federal University of Minas Gerais] and an MBA from IBMEC Minas and INSPER São Paulo.

JAYME GOMES DA FONSECA JUNIOR

Mr. Fonseca has worked as Chief Financial and Investor Relations Officer for CNO since April 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. Beginning on the same date, he has also held the positions of Chief Investor Relations Officer for Engipar Participações S.A, Director of OCS-Odebrecht Administradora e Corretora de Seguros Ltda. and Officer of Odebrecht Serviços e Participações S.A. (“OSP”), all belonging to the Odebrecht Organization, the latter of which is a company that directly owns more than 5% interest in the Company through the same class or type of securities. In addition, he has also worked as Officer of Belgrávia Empreendimentos Imobiliários S/A (“Belgravia”) since June 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From 1996 to 1999, he worked as Tax Manager of Odebrecht; and from 1993 to 1996, as Tax Manager of CNO. From August 2008 to April 2009, he was the Officer of Odebrecht Realizações Imobiliárias Investimentos S.A. From July 1997 to August 2007, and from November 2007 to March 2008, he held the position of officer of Braskem Petroquímica S.A. From 2004 to 2007, he was a member of the Board of Directors of Politeno Indústria e Comércio S.A. From 2006 to 2007, he held the position of Executive Officer of Ipiranga Petroquímica S/A (“IPQ”) and from April 2007 to March 2008, he cumulatively held the positions of Chief Investor Relations Officer of IPQ, Officer of IQ Soluções & Química S.A (“IQ”), Director of IQAG Armazéns Gerais Ltda., and Director of ISATEC – Pesquisa, Desenvolvimento e Análises Químicas Ltda. From March 2008 to July 2008 he was a member of the Fiscal Board of Copesul. Mr. Fonseca was the controller for the Company from 2004 to 2007. In 2007, he held a position as an alternate member of the Company’s Fiscal board, and from 2008 to April 2010 he held a position as a sitting member of the Company’s Fiscal Board. From 1991 to 1993, he worked as supervisor of Performance Auditoria e Consultoria S.C.; and from 1989 to 1991, he worked as an assistant at Arthur Andersen S.C. With the exception of the position currently held as an alternate member of the Company’s Fiscal Board and the other positions mentioned above, Mr. Fonseca does not and has not held an administrative position in any other publicly-held company. Mr. Fonseca holds an undergraduate degree in Business Administration from UNIFACS and master’s degree in finance from the Pontifícia Universidade Católica do Rio de Janeiro and in Accounting and Finance from the University of Manchester.

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes has worked in the Financial area of Petrobras since 2002, a company that directly owns more than 5% interest in the Company through the same class or type of securities. Mr. Gomes held the position of General Accounting Manager from October 2002 to August 2004; the position of Accounting Manager for Gas and Energy Business from September 2004 to May 2011; and became the Managerial Costs and Accounting Manager in June 2011. Mr. Gomes was an alternate member of the Fiscal Board of BRK, a direct controlling company of the Company. Mr. Gomes holds an undergraduate degree in Accounting Sciences from Universidade Cândido Mendes [Cândido Mendes University], a graduate degree in Accounting Sciences from Fundação Getúlio Vargas, a Master’s degree in Corporate Economics and Finance from Fundação Getúlio Vargas and an MBA in Executive Management from COPPEAD/UFRJ.

CASSIA MARIA NOCCHI VIEIRA

Mrs. Cassia Maria Nocchi Vieira has been Coordinator of Financial Structures at Petrobras’s Fincorp since September 2012, a company that directly holds an interest exceeding 5% of one type or class of securities of the Company.  She joined Petrobras in 1993 and has held various other positions at the company since 2002.  Mrs. Vieira has been a member of the Fiscal Board of the companies Ibiritermo and REFAP S.A. She has been a member of the Board of Directors of CRSec, a wholly-owned subsidiary of Petrobras, since December 9, 2011, a company that went private in June 2012.  Mrs. Vieira holds a bachelor’s degree in Economics from Faculdade Candido Mendes [Candido Mendes University], and a master’s degree in Corporate Finances and International Finances from the University of Miami.

(b) description of any of the following events occurring in the last 5 years: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by CVM and the applicable penalties; (iii) any unappealable sentence within the judicial or administrative spheres which may have suspended or made the individual ineligible to practice any professional or business activity

None.

12.9 Marital relationship, common-law marriage or kinship up to the second degree involving member candidates to the Company’s Fiscal Board

(a) between member candidates to the Company’s Fiscal Board and Company’s managers

The alternate member candidate to the Company’s Fiscal Board, Mr. Jayme Gomes da Fonseca Junior has a marital relationship with Carla Gouveia Barretto, an alternate member of the Company’s Board of Directors.

(b) between: (i) member candidates to the Company’s Fiscal Board and (ii) managers of companies directly or indirectly controlled by the Company.

None.

(c) between: (i) member candidates to the Company’s Fiscal Board or its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

None.

(d) between: (i) member candidates to the Company’s Fiscal Board and (ii) managers of direct or indirect controlling companies of the Company

The alternate member candidate to the Company’s Fiscal Board, Mr. Jayme Gomes da Fonseca Junior has a marital relationship with Carla Gouveia Barretto, a member of the BRK Executive Office, a controlling company of the Company.

12.10 Subordinate, service provision or control relationships involving member candidates to the Company’s Fiscal Board in the last 3 fiscal years and:

(a) company directly or indirectly controlled by the Company:

None.

(b) direct or indirect controlling shareholder of the Company

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

ISMAEL DE CAMPOS ABREU

Mr. Abreu:

(i)              has been a director of Kieppe Participações e Administração Ltda. since April 2011;

(ii)             was the controller for Odebrecht from 1995 to March 2012 (the Company’s indirect controlling company);

(iii)            was an Officer of BRK until July 2010 and a member of its Fiscal Board (the Company’s direct controlling company);

(iv)            was an Officer of OSP until April 2010 (the Company’s indirect controlling company);

(v)             was an Officer of Nordeste Química S.A. – Norquisa (“Norquisa”) from February 2009 until April 2010 (a company that belonged to the Company’s control block until December 31, 2009).

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira was an alternate member of the Fiscal Board of BRK (the Company’s direct controlling company).

JAYME GOMES DA FONSECA JÚNIOR

Mr. Fonseca:

(i)                  Has been an Officer of OSP (the Company’s indirect controlling company) since April 2010;

(ii)                Has been an Officer of Norquisa since April 2010, (the company belonged to the Company’s control block until December 31, 2009);

(iii)               Has been an Officer of Belgrávia since June 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities.

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes was an alternate member of the Fiscal Board of BRK (the Company’s direct controlling company).

(c) if relevant, supplier, client, debtor or creditor of the Company, its controlled or controlling companies, of any of these individuals

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto has been an employee of CNO since January 2009 (a relevant service provider to the Company).

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti is the Executive Tax Manager for the Financial Executive Office of Petrobras.

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza is an employee of Petrobras.

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira has been an employee of CNO since March 2008 (a relevant service provider to the Company).

JAYME GOMES DA FONSECA JÚNIOR

Mr. Fonseca has been an employee of CNO since April 2009 (a relevant service provider to the Company).

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes is an employee of Petrobras.

CASSIA MARIA NOCCHI VIEIRA

Mrs. Vieira is an employee of Petrobras.

Managers Compensation Proposal for 2012

(required by article 12 of ICVM No 481 – items 13 of the Reference Form)

1.    Proposal for Management Compensation in 2013

According to the Compensation Policy approved by the Board of Directors, the proposal for overall compensation of the Statutory Managers of Braskem is based on:

•         the results of the HAY Executive Compensation survey used for positioning the monthly fees and other remuneration curves;

•         the Economic Profit agreed for the year, used to determine the profit-sharing element of variable compensation.

The amount proposed as Overall Compensation (Statutory Managers of Braskem) and respective charges, plus short- and long-term benefits for fiscal year 2013, totals R$35,545 million, as against R$33,995 million in fiscal year 2012.

The variation between the 2012 and 2013 amounts is due to the estimated composition of Managers' Compensation according to the market benchmark, considering the monthly and variable compensation as well as short- and long-term benefits.

2.    Summary of the key variations between 2012 and 2013

Managers 7 statutory officers	Board of Directors 11 members and 11 alternate members

 (R$ thousand)

Breakdown	2013	2012
Fees	26,953	24,791
Short- and Long-Term Benefits	3,201	3,768
Charges	5,391	5,436
Total	35,545	33,995

Fiscal Council 5 members and 5 alternate members

(R$ thousand)

Breakdown	2013	2012
Fees	506	478
Charges	101	96
Total	607	574

13. MANAGEMENT COMPENSATION

13.1 Compensation policy and practices of the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees, as well as audit, risk, finance and compensation committees.

(a) Objectives of the Company’s compensation policy

The Company adopts a competitive and transparent compensation system for all its members, which seeks to attract and retain the best professionals in the market, and allows the collective and individualized management of the compensation of its members. The Company remunerates its managers based on market practices and according to their duties and responsibilities in the effective running of its business. In the case of Officers, the variable compensation policy allows the Company to share its risks and profits with its key executives.

(b) Composition of compensation

(i)     Description of elements of compensation and their respective objectives:

Board of Directors and Fiscal Council

Members of the Board of Directors and the Fiscal Council are compensated through fees (fixed compensation). This type of compensation aims to remunerate the members of the Board of Directors and the Fiscal Council according to their duties and responsibilities in the effective running of the Company’s business.

Statutory and Non-Statutory Board of Executive Officers

Members of the statutory and non-statutory Board of Executive Officers are entitled to a fixed monthly compensation and a variable compensation that is pegged to both individual performance in exceeding results previously agreed upon as well as economic results.

Officers may also participate in the Long-Term Incentive Program, which consists of the acquisition of Investment Units based on the average closing price of Class “A” preferred shares (BRKM 5) issued by the Company. The terms and conditions of this program are detailed in item 13.4 below.

Lastly, Officers are entitled to the benefits offered by the Company to all other members, such as medical and dental insurance, meal vouchers and supplementary pension plan. These benefits complement their compensation package and compose the total perceived compensation.

Statutory, audit, risk, finance and compensation committees

The Company has three supporting committees to the Board of Directors, namely: (i) Finance and Investment Committee; (ii) People and Organization Committee; and (iii) Strategy and Communication Committee. The committees are composed of the members of the Company’s Board of Directors, who do not receive any additional compensation for their membership in such committees.

(ii)     Proportion of each element in total compensation

Board of Directors and Fiscal Council

The compensation of the members of the Board of Directors and Fiscal Council is fixed and composed entirely of fees.

Statutory and Non-Statutory Board of Executive Officers

The total compensation for this group is comprised of approximately 28% fixed compensation, 70% variable compensation and 2% benefits.

Statutory, audit, risk, finance and compensation committees

N/A

(iii)    Calculation and adjustment methodology for each element of the compensation

Board of Directors

The monthly compensation of Directors is determined through specialized surveys that compare the compensation in companies of similar size. It is the Company’s policy to adhere to the market median.

Fiscal Council

The monthly compensation of Fiscal Council members is determined through specialized surveys that compare the compensation paid in companies of similar size, subject to the minimum amount established by Article 162, Paragraph 3 of Law 6,404/76.

Statutory and Non-Statutory Board of Executive Officers

The fixed monthly compensation of Executive Officers is based on the market median, whose references are obtained through surveys of companies of similar size.

The fixed monthly compensation ranges are defined based on:

•                   85% of the market median for the minimum amount (Development Range)

•                   Market median as its benchmark (Target Market Range)

•                   115% of the market median for the maximum amount (Advanced Performance Range)

With regard to variable compensation, the Company’s policy is to be in the 3rd quartile of the market in relation to the total compensation.

The Company offers the same benefit package to all its members, including statutory and non-statutory Officers. Adjustments to the amounts result from comparative studies that are used as the basis to determine the need for review.

Statutory, audit, risk, finance and compensation committees

N/A

(iv)    Reasons that justify the composition of compensation

Board of Directors

Benchmarks are obtained from the results of specialized surveys of companies of similar size.

Fiscal Council

Benchmarks are obtained from the results of specialized surveys of companies of similar size, subject to the minimum compensation established by law.

Statutory and Non-Statutory Board of Executive Officers

The composition of the compensation of the Company’s Officers is designed to attract and retain the best professionals, based on market practices with regard to fixed and variable compensation and the benefits package for each position. The Company adopts a more aggressive practice with regard to variable compensation as it understands that this approach aligns the interests of Officers with those of the Company by sharing the Company’s risks and results with its key executives.

The distribution of the compensation between fixed and variable elements and benefits, carried out in 2012 and planned for 2013, lays emphasis on variable compensation and hence in line with the objectives of the compensation policy adopted by the Company.

Statutory, audit, risk, finance and compensation committees

N/A

(c) Key performance indicators taken into consideration while determining each element of compensation

Board of Directors and Fiscal Council

N/A

Statutory and Non-Statutory Board of Executive Officers

The monthly compensation of each Officer is determined after an appraisal of the complexity of their program, as well as individual performance, while variable compensation is contingent upon compliance with internal targets and the Company’s economic performance, taking the following factors into consideration: (i) operating profits net of corresponding taxes, (ii) capital employed, composed of managerial fixed assets and working capital, and (iii) weighted average capital cost (WACC).

Statutory, audit, risk, finance and compensation committees

N/A

(d) How compensation is structured to reflect the evolution of performance indicators

Board of Directors and Fiscal Council

N/A

Statutory and Non-Statutory Board of Executive Officers

Changes in the elements of compensation are directly linked to individual and Company performance and the achievement of targets set for a determined period.

Statutory, audit, risk, finance and compensation committees

N/A

(e) How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer.

The compensation strategy is associated with factors and premises that make it equitable (to compensate in proportion to the skills, professional qualification and impact on results), competitive (adequate to market standards), effective (with regard to costs to the Company) and dependable (committed to the continuity of the business). If the short-, medium- and long-term targets are met, increased results are generated for the Company which, in turn, distributes these results in the form of fixed compensation in the short term, variable compensation in the medium term and incentives in the long term. This cycle enables the Company to grow and develop in the pursuit of its perpetuity.

(f) Existence of compensation supported by subsidiaries, as well as directly and indirectly controlled or parent companies

Board of Directors and Fiscal Council

None.

Statutory and Non-Statutory Board of Executive Officers

None.

Statutory, audit, risk, finance and compensation committees

N/A

(g) Existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer

There are no elements of compensation linked to the occurrence of corporate events.

13.2 Information on the compensation recognized in the results of the three previous years and the compensation planned for the current year for the board of directors, statutory board of executive officers and fiscal council

2013

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Compensation (R$)	2,195,617.75	10,248,665.55	505,885.56	12,950,168.86
Salary / Pro labore	2,195,617.75	10,032,066.96	505,885.56	12,733,570.27
Direct and indirect benefits	N/A	216,598.59	N/A	216,598.58
Membership in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable Compensation	N/A	13,950,000.00	N/A	13,950,000.00
Bonus	N/A	N/A	N/A	N/A
Profit Sharing	N/A	13,950,000.00	N/A	13,950,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-Employment Benefits	N/A	455,677.94	N/A	455,677.94
Benefits upon Termination of Office	N/A	N/A	N/A	N/A
Share-Based Compensation[2]	N/A	2,528,437.50	N/A	2,528,437.50
Total[3]	2,195,617.75	27,182,780.99	505,885.56	29,884,284.30

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

(2)    Amounts refer to the long-term incentive program to be proposed.

(3)    Total amount does not include social security and labor-related charges.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

2012

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	10.58	6.58	5	22.16
Fixed Annual Compensation (R$)	1,790,366.32	6,947,794.75	374,598.40	9,112,759.47
Salary / Pro labore	1,790,366.32	6,825,436.10	374,598.40	8,990,400.82
Direct and indirect benefits	N/A	122,358.65	N/A	122,358.65
Membership in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable Compensation	N/A	12,750,000.0[2]	N/A	12,750,000.00
Bonus	N/A	N/A	N/A	N/A
Profit Sharing	N/A	12,750,000.00	N/A	12,750,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-Employment Benefits	N/A	274,682.08	N/A	274,682.08
Benefits upon Termination of Office	N/A	N/A	N/A	N/A
Share-Based Compensation	N/A	0.00	N/A	0.00
Total	1,790,366.32	19,972,476.83	374,598.40	22,137,441.55

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

 In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

(2)    Amount budgeted in 2012, since the recognized amount will be paid in 2013.

2011

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	7	5	23
Fixed Annual Compensation (R$)	1,577,200.00	5,522,696.71	290,736.00	7,390,632.71
Salary / Pro labore	1,577,200.00	5,368,582.66	290,736.00	7,236,518.66
Direct and indirect benefits	N/A	154,114.05	N/A	154,114.05
Membership in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable Compensation	N/A	11,729,455.27	N/A	11,729,455.27
Bonus	N/A	N/A	N/A	N/A
Profit Sharing	N/A	11,729,455.27	N/A	11,729,455.27
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-Employment Benefits	N/A	222,663.47	N/A	222,663.47
Benefits upon Termination of Office	N/A	N/A	N/A	N/A
Share-Based Compensation	N/A	N/A	N/A	N/A
Total	1,577,200.00	17,474,815.45	290,736.00	19,342,751.45

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

2010

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	6.58	5	22.58
Fixed Annual Compensation (R$)	1,536,000.00	5,887,964.54	328,352.00	7,752,316.54
Salary / Pro labore	1,536,000.00	5,721,497.90	328,352.00	7,585,849.90
Direct and indirect benefits	N/A	166,466.64	N/A	166,466.64
Membership in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable Compensation	N/A	13,677,559.42	N/A	13,677,559.42
Bonus	N/A	N/A	N/A	N/A
Profit Sharing	N/A	13,677,559.42	N/A	13,677,559.42
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-Employment Benefits	N/A	181,345.77	N/A	181,345.77
Benefits upon Termination of Office	N/A	N/A	N/A	N/A
Share-Based Compensation	N/A	N/A	N/A	N/A
Total	1,536,000.00	19,746,869.73	328,352.00	21,611,221.73

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

13.3 Information on the variable compensation of the last three fiscal years and the compensation planned for the current year for the board of directors, statutory board of executive officers and fiscal council

2013

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Amount envisaged in the compensation plan – targets met	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount envisaged in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	18,135,000.00	N/A	18,135,000.000
Amount envisaged in the compensation plan – targets met	N/A	13,950,000.00	N/A	13,950,000.00
Amount effectively recognized	N/A	N/A	N/A	N/A

(1) In compliance with CVM guidelines, the annual average number of members of each body was calculated, based on the number in January 2012.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

2012

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	6.58	5	23
Bonus
Minimum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Amount envisaged in the compensation plan – targets met	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount envisaged in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	16,600,000.00	N/A	16,600,000.00
Amount envisaged in the compensation plan – targets met	N/A	12,750,000.00	N/A	12,750,000.00
Amount effectively recognized	N/A	N/A	N/A	N/A

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated, based on the number in January 2012.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

2011

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Amount envisaged in the compensation plan – targets met	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount envisaged in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	16,104,000.00	N/A	16,104,000.00
Amount envisaged in the compensation plan – targets met	N/A	13,420,000.00	N/A	13,420,000.00
Amount effectively recognized	N/A	11,729,455.27	N/A	11,729,455.27

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

2010

	Board of Directors (Members)	Statutory Board of Executive Officers	Fiscal Council (Members)	Total
Number of Members[1]	11	6.58	5	22.58
Bonus
Minimum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	N/A	N/A	N/A
Amount envisaged in the compensation plan – targets met	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount envisaged in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount envisaged in the compensation plan	N/A	14,400,000.00	N/A	14,400,000.00
Amount envisaged in the compensation plan – targets met	N/A	13,400,000.00	N/A	13,400,000.00
Amount effectively recognized	N/A	13,677,559.42	N/A	13,677,559.42

(1)    In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the body during the fiscal year in question.

13.4 Share-based compensation plan for the board of directors and the statutory board of executive officers in force during the previous year and planned for the current year

Board of Directors

The Company did not have a share-based compensation plan for members of the board of directors during the previous year and does not have one for the current year.

Statutory Board of Executive Officers:

Described below in items “a” through “n” of item 13.4.

(a) General terms and conditions

The Long-Term Incentive Program is being revised and is not currently offered on an annual basis as described below. Only the balances remaining and rights related to previous fiscal years are being managed.

In general terms, the Program has the following conditions:

Each year1, the Chief Executive Officer submits a Long-Term Incentive Program (“Program”) which is offered to the Officers, statutory or not, for approval by the Board of Directors. This Program consists of the acquisition of Investment Units, which are based on the average closing price of Class “A” preferred shares (BRKM 5) issued by the Company.

Note that the Investment Unit does not give its holder the status of Company shareholder, or any rights or privileges inherent to such status, especially voting and other political rights. Thus, the information requested in the sub-items of item 13.4 was adapted, whenever necessary, to the characteristics of the Long-Term Incentive Plan, known in the market as “Phantom Option Plan”.

Each Program mandatorily includes: (i) the maximum number of Investment Units to be issued in the year; (ii) the beneficiaries to whom the Investment Units will be offered, referred to as “Investor Partner Entrepreneur”; (iii) the purchase price of Investment Units to be paid by the Investor Partner Entrepreneurs selected; (iv) the estimated allocation of Investment Units among the Investor Partner Entrepreneurs identified; and (v) the number of Investment Units to be given to the Investor Partner Entrepreneurs as incentive for acquisition of the Units allocated.

(1)    The last Annual Program held with the acquisition of new Investment Units was in 2007.

(b) Main objectives of the plan

The Program seeks to offer Investor Partner Entrepreneurs an opportunity to invest in the Company’s Investment Units in accordance with item “d‟ below

(c) How the plan contributes to these objectives

The plan is designed to generate opportunities and rewards in the form of compensation only if wealth is generated for the Company and, in exchange, more key “entrepreneurs” are retained by the Company.

(d) How the plan fits into the compensation policy of the issuer

The Program is part of the compensation “mix” adopted by the Company, associated with the Variable Compensation Policy and in line with the concept of Total Compensation according to market benchmarks.

(e) How the plan aligns the interests of managers and the issuer in the short, medium and long term

The Program seeks to converge interests and generate wealth in the long term, strengthening the long-term commitment of Investor Partner Entrepreneurs by increasing total gains during their time with the Company and helping in the creation of additional wealth during and after their tenure.

(f) Maximum number of shares covered

The maximum number of Investment Units to be issued is proposed to the Company’s Board of Directors on an annual basis by the Chief Executive Officer.

(g) Maximum number of shares to be granted

The maximum number of Investment Units to be granted depends on the resolution of the Company’s Board of Directors.

(h) Conditions for acquisition of shares

Statutory and non-statutory officers appointed by the Company’s Chief Executive Officer each year are eligible for the Long-Term Incentive Plan and the acquisition of Investment Units, taking into consideration the challenge and strategic responsibility of each of them for the year. The nominees of the Chief Executive Officer are submitted for approval by the Company’s Board of Directors.

(i) Criteria for fixing the acquisition or exercise price

The exercise price corresponds to the average of the closing prices of the Company’s Class “A” preferred shares (BRKM 5) on the São Paulo Stock Exchange between the months of October and March of each year.

(j) Criteria for fixing the vesting period

The redemption of Investment Units is subject to a 5-year vesting period starting from the date of joining the Program. Date of joining the Program is the date of the first Investment Unit Purchase Agreement entered into with the Investor Partner Entrepreneur. After the 5-year vesting period, Investor Partner Entrepreneurs may withdraw up to 20% of the outstanding balance of Investment Units owned by them. After the initial withdrawal, Investor Partner Entrepreneurs may make fresh withdrawals annually of up to 10% of the balance of Investment Units owned by them.

(k) Form of settlement

Settlement may occur in three ways, as follows:

•                Compliance with the 5-year vesting period counted as of entry into the Program. After these 5 years, investors may withdraw up to 20% of the balance of Investment Units owned by them. After the initial withdrawal, investors may withdraw each year up to 10% of the balance Investment Units owned by them.

•                Termination of employment relationship or term of office. If the Investor Partner Entrepreneur is dismissed without cause, retires or is removed from a management position, without retention of the employment relationship, he or she may redeem all the Investment Units owned. If the Investor Partner Entrepreneur is dismissed with cause, submits his resignation or resigns from a management position, without retention of the employment relationship, only the Investment Units acquired by the Investor Partner Entrepreneur will be available for redemption, that is, in this case, the Investor Partner Entrepreneur will not be entitled to the Investment Units granted by the Company as incentive to acquire the allotted Units.

•                Death. In the case of death of the Investor Partner Entrepreneur, all Investment Units will be early redeemed by the Company at the time of opening of probate proceedings and the amount redeemed will be transferred to the estate for subsequent distribution to his or her heirs or successors.

(l) Restrictions on share transfers

The Investment Units cannot be transferred.

(m) Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan

Any significant change in the legal or tax treatment of the Program may lead to its partial or full revision, or even its suspension or extinguishment by the Company’s Chief Executive Officer, as approved by the Board of Directors, while maintaining the conditions in force and the rights acquired until such time.

(n) Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan

See item “k” above.

13.5 Number of shares held directly or indirectly, in Brazil or abroad, and other securities convertible into shares, issued by the issuer, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the board of directors, the statutory board of executive officers or fiscal council on the closing date of the previous fiscal year

Shares issued by the Company

Board of Directors

Common shares: 100

Class A preferred shares: 77,526

Statutory Board of Executive Officers

Common shares: 0

Class A preferred shares: 4,000

Fiscal Council

Members of the Fiscal Council do not own securities issued by the Company.

Shares issued by the direct or indirect controlling shareholders of the Company

Controlling Group

Common shares: 3,064,904,682

Statutory Board of Executive Officers

Members of the Statutory Board of Executive Officers do not own securities issued by the direct or indirect controlling shareholders of the Company.

Fiscal Council

Members of the Fiscal Council do not own securities issued by the direct or indirect controlling shareholders of the Company.

Shares issued by subsidiaries or companies under common control of the Company

Board of Directors

Members of the Board of Directors do not own securities issued by subsidiaries or companies under common control of the Company.

Statutory Board of Executive Officers

1 common shares of Companhia de Desenvolvimento Rio Verde - Codeverde

Fiscal Council

Members of the Fiscal Council do not own securities issued by subsidiaries or companies under common control of the Company.

13.6 Information on the share-based compensation of the Board of Directors and statutory board of executive officers recognized in the results of the last three fiscal years and the compensation planned for the current fiscal year

No information required under this item is applicable to the Long-Term Incentive Program of the Company mentioned in item 13.4.

13.7 Information on outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

The Long-Term Incentive Program disclosed in item 13.4 does not include stock options.

13.8 Information on stock options exercised and shares granted under share-based compensation of the board of directors and statutory board of executive officers

The Long-Term Incentive Program disclosed in item 13.4 does not include stock options.

13.9 Information required for understanding the data disclosed in items 13.6 to 13.8, and explanation of the method used for pricing the shares and options

Not applicable, since the Long-Term Incentive Program disclosed in item 13.4 does not include stock options.

13.10 Information on the current pension schemes granted to members of the board of directors and statutory board of executive officers

	Board of Directors (Sitting Members)	Statutory Board of Executive Officers	Fiscal Council (Members)
Number of Members	10.58	6.58	5
Name of plan	N/A	Odebrecht Previdência	N/A
Number of managers who meet retirement conditions	N/A	0	N/A
Conditions for early retirement	N/A	No possibility of early retirement	N/A
Updated amount of accrued contributions in the pension plan until the end of the previous fiscal year, after deducting the part relating to contributions made directly by managers	N/A	1,525,856.03	N/A
Total accrued amount of contributions made during the previous fiscal year after deducting the part relating to contributions made directly by managers	N/A	274,682.08	N/A
Possibility of early redemption and conditions	N/A	Early redemption is not allowed	N/A

In the table above, “N/A” means the Company does not have a pension plan for the relevant body.

13.11 Information on the board of directors, statutory board of executive officers and fiscal council

Item not disclosed based on the injunction granted by Honorable Judge of the 5th Federal Court/RJ, in the case records of proceeding No. 2010.5101002888-5.

13.12 Contractual arrangements, insurance policies and other instruments that structure compensation or indemnity mechanisms for managers in case of removal from office or retirement

There are no contractual arrangements, insurance policies or other instruments that constitute compensation or indemnity mechanisms for managers in case of removal from office or retirement.

13.13 Percentage of the total compensation for each body recognized in the Company’s results regarding members of the board of directors, statutory board of executive officers or fiscal council who are related parties to direct or indirect controlling shareholders, pursuant to accounting standards

2012

Board of Directors: 20.26%

Fiscal Council: 25.00%

Statutory Board of Executive Officers: 0.00%

2011

Board of Directors: 30.80%

Fiscal Council: 60.29%

Statutory Board of Executive Officers: 0.00%

2010

Board of Directors: 36.36%

Fiscal Council: 60.00%

Statutory Board of Executive Officers: 0.00%

2009

Board of Directors: 27.61%

Fiscal Council: 24.89%

Statutory Board of Executive Officers: 0.00%

13.14 Compensation for members of the board of directors, statutory board of executive officers and fiscal council not resulting from the position held by them.

There is no compensation for members of the board of directors, statutory board of executive officers or fiscal council other than that resulting from the position held by them.

13.15 Amounts recognized in the results of direct or indirect controlling shareholders, companies under common control and subsidiaries of the Company, as compensation for members of the board of directors, statutory board of executive officers or fiscal council of the Company

In 2012, the total compensation of members of the board of directors, statutory board of executive officers and fiscal council of the Company was recognized in the Company’s result.

13.16 Other relevant information

All relevant information regarding management compensation was disclosed in the items preceding this Chapter of the Company’s Reference Form.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.